United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒      Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

or

☐      Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 001-11001

Frontier Communications 401(k) Savings Plan

(Full title of the Plan)

Frontier Communications  Parent, Inc.

401 Merritt 7

                Norwalk, CT  06851

(Name of issuer of the securities held

pursuant to the Plan and the address

of its principal executive offices)

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019

(With Report of Independent Registered Public Accounting Firm)

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2020	3

Notes to Financial Statements	4 – 12

Supplemental Schedules: *

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2020	13

Signature	14

*   Schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

of the Frontier Communications 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Frontier Communications 401(k) Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Insero & Co. CPAs, LLP

Certified Public Accountants

We have served as the Plan’s auditor since the year ended December 31, 2004.

Insero & Co. CPAs, LLP

Certified Public Accountants

Rochester, New York

June 17, 2021

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
ASSETS
Interest in Frontier Communications 401(k) Plans
Master Trust, at fair value	$2,704,004,085	$2,718,366,852

Receivables:
Notes receivable from participants	84,071,670	103,845,920
Employer contributions	470,472	584,770
Total receivables	84,542,142	104,430,690
Net assets available for benefits	$2,788,546,227	$2,822,797,542

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2020

2020
Additions to net assets attributed to:

Interest on notes receivable from participants	$4,984,218

Investment income from Plan's interest in Frontier
Communications 401(k) Plans Master Trust	349,423,550

Contributions:
Participants	93,950,497
Employer	35,334,832
Rollovers	9,578,227
Total contributions	138,863,556

Total additions	493,271,324

Deductions from net assets attributed to:

Benefits paid to participants	(413,207,272)
Administrative and other expenses	(2,011,970)
Total deductions	(415,219,242)

Net increase in net assets available for benefits	78,052,082

Transfer out to Ziply Fiber 401k Savings Plan (see Note 1)	(112,303,397)

Net assets available for benefits:
Beginning of year	2,822,797,542
End of year	$2,788,546,227

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

 (1)         Description of the Plan

General

The following brief description of the Frontier Communications 401(k) Savings Plan (the “Plan”) provides general and limited information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. Copies of the Plan document are available from the Plan sponsor.

(a)    Background

The Plan is a defined contribution plan sponsored and managed by  Frontier Communications Parent, Inc. (“Frontier” or the “Company” or the “Plan Administrator”). Under the terms of the Plan, employees are eligible to participate in the Plan immediately following the employee’s completion of 30 days of service (the “entry date”), provided that the employee is employed by a participating employer in an eligible class of employees. Leased employees, individuals not on the employer’s payroll, per diem and casual workers, temporary employees, and scholarship students are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Chapter 11 Restructuring

On April 14, 2020, Frontier Communications Corporation, a Delaware corporation (“Old Frontier”), and its subsidiaries (collectively, the “Debtors”), commenced cases under chapter 11 (the “Chapter 11 Cases”) of title 11 of the United States Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On August 21, 2020, the Debtors filed the Fifth Amended Joint Plan of Reorganization of Frontier Communications Corporation and Its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”) with the Bankruptcy Court. On August 27, 2020, the Bankruptcy Court entered the Order Confirming the Fifth Amended Joint Plan of Reorganization of Frontier Communications Corporation and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Confirmation Order”), which approved and confirmed the Plan.  On April 30, 2021 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases.

In connection with the satisfaction of the conditions to effectiveness as set forth in the Confirmation Order and in the Plan, Old Frontier completed a series of transactions pursuant to which it transferred all of its assets in a taxable sale to an indirectly wholly owned subsidiary of Frontier Parent, Inc. (“New Frontier”) prior to winding down its business.

On the Effective Date, all equity interests in Old Frontier were cancelled, released and extinguished, and, in reliance on the exemption from registration under the Securities Act provided by Section 1145 of the Bankruptcy Code, New Frontier issued 244,400,000 shares of common stock to certain holders of Old Frontier unsecured bonds under the Plan. New Frontier common stock began trading on the NASDAQ under the trading symbol “FYBR” on May 4, 2021.

On the Effective Date, the Company filed a post-effective amendment to its previously filed S-8 registration statements, which deregistered all unissued securities registered under the Plan. This post-effective amendment terminated the effectiveness of the registration statements.

Unless otherwise noted, reference herein to “Frontier” or the “Company” or the “Plan Administrator” refer to Old Frontier prior to the Effective Date and to New Frontier on and after the Effective Date, as applicable.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Completed Sale of the Northwest Operations

On May 1, 2020, Frontier completed the previously announced sale of its Northwest Operations pursuant to the terms and conditions of the Purchase Agreement, dated as of May 28, 2019, for gross proceeds of $1,352 million, adjusted for working capital and certain pension and retiree medical liabilities. In connection with the sale, certain assets from the Plan in the amount of approximately $112,303,000 have been transferred to Ziply Fiber 401k Savings Plan as of May 1, 2020 and are presented as a transfer out in the accompanying statement of changes in net assets available for benefits. The sale was approved by the Bankruptcy Court on April 24, 2020.

(b)   Contributions

Eligible employees may contribute, in 1% increments, up to 75% of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2020 was $19,500.

In addition, eligible Company union employees covered by collective bargaining agreements may also elect to make after-tax contributions, in 1% increments of their annual eligible compensation, through payroll deductions up to 50% of the participant’s eligible compensation reduced by the percentage of eligible compensation deferred through elective pre-tax deferrals.

The Plan allows for the election of Roth 401(k) contributions and regular after-tax contributions for non-union employees. No matching contributions are made with respect to regular after-tax contributions, except for certain union employee Plan participants who are eligible to receive matching contributions with respect to their Roth 401(k) and after tax contribution.

All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (“IRC”). The maximum allowable catch-up contribution for 2020 was $6,500. No matching contributions are made with respect to a participant’s catch-up contributions.

Frontier matches 50% of each non-bargaining participant’s contribution up to 6% of each participant’s eligible compensation. Frontier contributions for participants covered by collective bargaining agreements are determined based on the terms of those agreements. Frontier contributions for non-union and union participants are allocated to Plan investments following the same method of allocation as that for participant-directed investments.

For certain union employees covered by collective bargaining agreements, Frontier may contribute Employer Fixed Contributions, Employer Matching Contributions, Discretionary Contributions and Special Transition-Year Contributions  (each as defined by the Plan). Participants should refer to their respective bargaining agreements for all employer contribution requirements.

(c)    Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Frontier’s contribution and (b) investment earnings or losses, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on each participant’s investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(d)    Vesting

Participants are vested immediately in their individual contributions plus the allocated earnings thereon. Participants become 100% vested in Frontier contributions and the related earnings on Frontier contributions upon disability, death or attainment of normal retirement age while an employee. Except as otherwise noted, for any other termination of employment, the vesting schedule for Frontier contributions and related earnings is as follows:

Vesting
Years of Service	Percentage

Less than 2 years	0%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Employees that were previously part of the Frontier Communications Corporate Services Inc. Savings and Security Plan for West Region Hourly Employees, certain employees that were previously part of the former AT&T 401(k) Plans, certain employees that were previously part of the former Verizon 401(k) Plans which have all been merged into the plan in prior years are fully vested after 3 years of service. Certain other employees, Frontier union employees and certain other employees covered by collective bargaining agreements are immediately 100% vested in all contributions and allocated earnings thereon.

 (e)   Notes Receivable from Participants

Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed plus 1%, and remains fixed at that rate for the term of the loan. The maximum loan repayment period is five years, or currently up to fifteen years for the purchase of a primary residence. Loan repayments are after tax, and are credited to each participant’s account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to Fidelity Management Trust Company (the “Trustee”), the trustee of the Plan. Any distribution following a participant’s termination of employment is reduced by any loan balance outstanding at the time of such distribution.

As a result of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which was signed into law on March 27, 2020, repayments of loans due between March 27, 2020 and December 31, 2020 were allowed to be deferred until December 31, 2020 upon participant request.

(f)     Payment of Benefits

Participants may keep any portion of their account in the Plan beyond the attainment of age 72.  Inactive participants, after age 72, must take the required minimum distribution of their balances on or before April 1st of the calendar year after they retire.

Upon termination of employment or permanent disability, a participant is entitled to receive a lump-sum distribution in cash for the vested portion of his/her account.  Participants may also elect to receive between 2 and 20 annual installments or monthly installments over a period equal to the life expectancy of the participant. If the value of the terminating participant's vested account balance does not exceed $5,000, the participant’s balance will be distributed automatically at that time.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

In-service withdrawals from a participant’s vested account balance are also permitted under limited circumstances such as attaining age 59  ½ or financial hardship.

As a result of the CARES Act, qualified individuals were permitted to take a distribution in an amount up to $100,000, through December 31, 2020, without imposition of the 10% early distribution penalty, and this distribution is not subject to the 20% tax withholding rate. Additionally, individuals taking this distribution had the option to spread the tax over three years with the ability to recontribute up to the full amount of the distribution within three years and not be subject to tax as a result. In addition, required minimum distributions for the calendar year 2020 were waived for retired and retirement aged individuals.

(g)    Forfeitures

Forfeitures of nonvested Frontier contributions are applied first to the payment of Plan administrative expenses, to the extent not previously paid by Frontier, with any excess being applied to reduce future contributions of Frontier.  Forfeited nonvested Frontier contributions of approximately $108,000 and $632,000 were used to partially fund Frontier contributions and Plan administrative expenses, respectively, for the year ended December 31, 2020.  As of December 31, 2020, forfeited nonvested Frontier contributions that remained to be used by Frontier totaled approximately $363,000.

(h)    Administrative Expenses

The administrative expenses of the Plan are paid by the Plan or by Frontier.  The majority of Plan administrative expenses paid by participants relate to investment management fees which are deducted from participant account balances.

(i)     Investments

The Plan’s investments are in a  Master Trust, which provides for the investment of assets of the Plan and another Frontier sponsored retirement plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee, who is responsible for the control and disbursement of the funds and portfolios of the Plan. Investment fees are charged against the earnings of the funds and portfolios.

Interest, dividends and net appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios.

Effective November 8, 2019, the Frontier Stock Fund offered through the Plan was frozen to new investments.  Participants are permitted to transfer funds out of any existing holdings in the Frontier Stock Fund but no new contributions or transfers into the Fund are allowed.  As described under paragraph (a) above, on the Effective Date, all equity interests in Old Frontier were cancelled, released, and extinguished without consideration. Prior to extinguishment participants were allowed to transfer out of the Frontier Stock Fund up until April 30, 2021.

(j)    Registered Investment Company Fees

Investments in registered investment companies (mutual funds) are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(2)         Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)    Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

(c)    Investments

The Master Trust’s investments are stated at fair value. Shares of registered investment companies and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust. The Plan’s interest in collective trusts are valued at Net Asset Value (“NAV”) based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. Common stock is valued at its quoted market price as of the end of the Plan year. In addition, the Plan offers a brokerage option, BrokerageLink, whereby participants invest in securities not offered directly by the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments in the Master Trust consists of the net realized gains and losses on the disposal of investments during 2020 and the net unrealized appreciation of the market value for the investments remaining in the Master Trust as of December 31, 2020.

(d)    Payment of Benefits

Benefits to participants are recorded when paid.

(e)    Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(f)     Revenue Credit Account

The Plan has a revenue credit account which is a suspense account funded with excess revenue generated by the Plan. Any revenue credits generated by certain funds are passed back to the participants in those funds.

(g)    Recently Adopted Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in this new guidance remove, modify, and add certain disclosure requirements related to fair value measurements covered in Topic 820. The new standard is effective for fiscal years beginning after December 15, 2019. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(3)          Investment in Master Trust

The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Realized gains and losses and changes in net unrealized appreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.

The following table presents the fair values of investments for the Master Trust as of December 31, 2020 and 2019:

	December 31, 2020
	Master Trust Balances	Plan's Interest in Master Trust Balances

Frontier Communications
Corporation Common Stock	$83,314	$77,135
BrokerageLink Common Stock	301,701	301,701
Registered Investment Companies	2,626,055,287	2,451,838,931
Collective Trusts	218,228,482	209,911,082
Money Market Funds	44,410,518	41,875,236
Investments, at fair value	$2,889,079,302	$2,704,004,085

	December 31, 2019
	Master Trust Balances	Plan's Interest in Master Trust Balances

Frontier Communications
Corporation Common Stock	$1,059,124	$1,000,253
BrokerageLink Common Stock	677,995	676,505
Registered Investment Companies	2,628,593,393	2,471,665,313
Collective Trusts	230,227,814	220,389,079
Money Market Funds	26,128,625	24,632,830
Investments, at fair value	2,886,686,951	2,718,363,980

Receivables	2,872	2,872

	$2,886,689,823	$2,718,366,852

Investment income of the Master Trust for the year ended December 31, 2020 is as follows:

2020

Net appreciation in fair value of investments	$245,814,821
Interest and dividends	129,649,774

Investment Income	$375,464,595

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Fair value is defined under U.S. GAAP as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under U.S. GAAP must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The input levels in the hierarchy of fair value measurements are  as follows:

Input Level	Description of Input
Level 1	Observable inputs such as quoted prices in active markets for identical assets.
Level 2	Inputs other than quoted prices in active markets that are either directly or indirectly observable.
Level 3	Unobservable inputs in which little or no market data exists.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables represent the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	Master Trust Fair Value Measurements at December 31, 2020
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$83,314	$83,314	$-	$-
BrokerageLink Common Stock	301,701	301,701	-	-
Registered Investment Companies	2,626,055,287	2,626,055,287	-	-
Collective Trusts (a)	218,228,482	-	-	-
Money Market Funds	44,410,518	44,410,518	-	-
Total investments at fair value	$2,889,079,302	$2,670,850,820	$-	$-

	Master Trust Fair Value Measurements at December 31, 2019
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$1,059,124	$1,059,124	$-	$-
BrokerageLink Common Stock	677,995	677,995	-	-
Registered Investment Companies	2,628,593,393	2,628,593,393	-	-
Collective Trusts (a)	230,227,814	-	-	-
Money Market Funds	26,128,625	26,128,625	-	-
Total investments at fair value	$2,886,686,951	$2,656,459,137	$-	$-

(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Master Trust.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(4)        Party-in-interest Transactions

Certain investments in the Master Trust are in shares of registered investment companies and a  collective trust that are managed by an entity related to Fidelity Management Trust Company. Fidelity Management Trust Company acts as the trustee as defined by the Plan and, therefore, transactions involving these assets  qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

The Master Trust held Frontier Communications Corporation Common Stock with a carrying value of $83,314 and $1,059,124 as of December 31, 2020 and 2019, respectively.

(5)          Plan Termination

Although it has not expressed any intention to do so, Frontier has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Act. In the event of plan termination, participants will become 100% vested in their accounts.

(6)          Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated November 17, 2017, indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan.

Although the Plan has been amended, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(7)          Risks and Uncertainties

The Plan offers a number of investment options including a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Frontier Communications Corporation Common Stock Fund, which is invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. The values of the Plan’s individual investments have and will fluctuate in response to changing market conditions and therefore, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

EIN #06-0619596 Plan #005

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

(a)	(b)	(c) and (d)	(e)

	Identity of Issuer	Description of Investment	Current Value

*	Participant loans	Maturing in 1 to 17 years, with interest
		rates ranging from 3.25% to 9.50%	$84,071,670

*Party-in-interest as defined by ERISA

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Frontier Communications 401(k) Savings Plan

By:        /s/ Donald Daniels

             Donald Daniels

Senior Vice President and Chief Accounting Officer

(On behalf of Frontier Communications Parent, Inc. as Plan Administrator)

June 17,  2021